Exhibit 99.1

Brussels – 12 June 2025 – 14:00 CET

AB InBev Announces Final Results of Cash Tender Offers for up to USD 2 Billion Aggregate Purchase Price of Three Series of USD Notes

12 June 2025 – Anheuser-Busch InBev SA/NV (“AB InBev”) (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) today announced the expiration and final results of offers by its wholly-owned subsidiaries Anheuser-Busch InBev Worldwide Inc. (“ABIWW”), Anheuser-Busch Companies, LLC (“ABC”) and Anheuser-Busch InBev Finance Inc. (“ABIFI”, and together with ABIWW and ABC, the “Companies”) to purchase for cash any validly tendered (and not validly withdrawn) and accepted notes up to an aggregate purchase price (excluding accrued and unpaid interest) of USD 2 billion (such amount, the “Aggregate Offer Cap”) of three series of USD notes (the “Notes”) issued by the Companies, across the Pool 1 Tender Offer and the Pool 2 Tender Offers, each with a separate Pool Offer Cap, as described in the table below (the “Tender Offers”).

The Tender Offers have been made upon the terms and subject to the conditions set forth in the offer to purchase dated 13 May 2025 (the “Offer to Purchase”). Except for the increase in the Pool 1 Offer Cap announced on 28 May 2025, the terms and conditions of the Tender Offers set forth in the Offer to Purchase remain unchanged. Terms not defined in this announcement have the meanings given to them in the Offer to Purchase.

The Tender Offers expired at 5:00 p.m., New York City time, on 11 June 2025. As announced on 28 May 2025, the Aggregate Offer Cap and the Pool 2 Offer Cap had not been reached as of the Early Tender Time of 5:00 p.m., New York City time, on 27 May 2025.

The Early Settlement Date for the Notes tendered prior to or at the Early Tender Time occurred on 30 May 2025.

Because the Pool 1 Offer Cap had been reached as of the Early Tender Time, the Companies will not accept any Pool 1 Notes tendered after the Early Tender Time for purchase.

After the Early Tender Time and prior to or at the Expiration Time, according to information provided by Global Bondholder Services Corporation, the Tender and Information Agent for the Tender Offers, an additional $4,287,000 aggregate principal amount of the Pool 2 Notes were validly tendered and not validly withdrawn. With respect to the Pool 2 Tender Offers, the Companies will accept for purchase all of the Pool 2 Notes validly tendered (and not validly withdrawn) after the Early Tender Time and prior to or at the Expiration Time. The Pool 2 Notes validly tendered after the Early Tender Time but prior to or at the Expiration Time and that are accepted for purchase will only receive the applicable Total Consideration, as announced on 28 May 2025, minus the Early Tender Payment of $30 per $1,000 principal

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amount of Notes (plus accrued interest). The Final Settlement Date for the Pool 2 Notes tendered after the Early Tender Time and prior to or at the Expiration Time is expected to be 16 June 2025.

As a result, as of the Expiration Time, a total of $1,819,225,000 aggregate principal amount of the Notes were validly tendered and not validly withdrawn. With the completion of the Tender Offers, the Companies will have repurchased an aggregate principal amount of $1,819,225,000 of three series of their outstanding Notes, as set out in the table below:

Title of Notes	ISIN / CUSIP	Maturity Date	Issuer and Offeror	Acceptance Priority Level	Principal Amount Purchased	Principal Amount Outstanding After Purchase

Pool 1 Tender Offer Up to the Pool 1 Offer Cap of $1,336,233,332.28

4.750% Notes due 2029	US035240AQ30/ 035240AQ3	23 January 2029	ABIWW	1	$1,320,963,000	$2,929,037,000

Pool 2 Tender Offers

Up to the Pool 2 Offer Cap of $2,000,000,000 less the aggregate purchase price (excluding accrued and unpaid interest) payable for the Pool 1 Notes validly tendered and accepted for purchase in the Pool 1 Tender Offer

4.900% Notes due 2046	US03522AAJ97/ 03522AAJ9 144A: US03522AAF75/ 03522AAF7 Reg S: USU00323AF97/ U00323AF9	1 February 2046	ABIWW and ABC	1	$331,697,000	$8,828,523,000(a)

4.900% Notes due 2046	US035242AN64/ 035242AN6	1 February 2046	ABIFI	2	$166,565,000	$1,290,921,000

(a)  The $8,828,523,000 aggregate principal amount of 4.900% Notes due 2046 issued by ABIWW and ABC remaining outstanding after the Final Settlement Date will consist of (i) $8,806,284,000 outstanding principal amount of 4.900% Notes due 2046 issued by ABIWW and ABC (US03522AAJ97/03522AAJ9) and (ii) $22,239,000 outstanding principal amount of 4.900% Notes due 2046 issued by ABIWW and ABC (144A: US03522AAF75/03522AAF7& Reg S: USU00323AF97/U00323AF9).

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English, Dutch and French versions of this press release will be available on www.ab-inbev.com.

Legal Notices

This announcement is for informational purposes only and is not an offer to sell or purchase, a solicitation of an offer to purchase or a solicitation of consents with respect to any securities. There will there be no sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

This announcement must be read in conjunction with the Offer to Purchase. The Offer has now expired and no offer or invitation to acquire any securities is being made pursuant to this announcement. If any Holder is in any doubt as to the contents of this announcement, or the Offer to Purchase, or the action it should take, it is recommended that the Holder seek its own financial and legal advice, including in respect of any tax consequences, immediately from its stockbroker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser.

The Companies have not filed this announcement or the Offer to Purchase with, and they have not been reviewed by, any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Tender Offers, and it is unlawful and may be a criminal offense to make any representation to the contrary.

The Offer to Purchase does not constitute an offer to purchase Notes in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such offer under applicable securities or blue sky laws. The distribution of the Offer to Purchase in certain jurisdictions is restricted by law. Persons into whose possession the Offer to Purchase comes are required by each of the Companies, the Dealer Managers, the Tender and Information Agent to inform themselves about, and to observe, any such restrictions.

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AB InBev Contacts

Investors	Media

Shaun Fullalove	Media Relations
E-mail: shaun.fullalove@ab-inbev.com	E-mail: media.relations@ab-inbev.com

Ekaterina Baillie
E-mail: ekaterina.baillie@ab-inbev.com

Cyrus Nentin
E-mail: cyrus.nentin@ab-inbev.com

Fixed Income Investors

Patrick Ryan
E-mail: patrick.ryan@ab-inbev.com

About AB InBev

Anheuser-Busch InBev (AB InBev) is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona®, Stella Artois® and Michelob ULTRA®; multi-country brands Beck’s®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 144 000 colleagues based in nearly 50 countries worldwide. For 2024, AB InBev’s reported revenue was 59.8 billion USD (excluding JVs and associates).

Forward-Looking Statements

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include statements other than historical facts and include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including, but not limited to the risks and uncertainties relating to AB InBev that are described under Item 3.D of AB InBev’s Annual Report on Form 20-F filed with the SEC on 12 March 2025. Many of these risks and uncertainties are, and will be, exacerbated by any further worsening of the global business and economic environment, including as a result of foreign currency exchange rate fluctuations and ongoing geopolitical conflicts. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev

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undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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